MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

July 17, 2020

Spencer-Winston Securities Corporation

In connection with my audit of the financial statements and supplemental information of Spencer-Winston Securities Corporation (the Company) for the year ended April 30, 2020 will issue my report thereon dated July 17, 2020. Professional standards require that I provide you with the following information related to my audit.

The standard defines those charged with governance as the persons "with responsibility for overseeing the strategic direction of the entity and its obligations related to the accountability of the entity. In accordance with PCAOB Rule 3501 audit committee' "means the person(s) who oversee(s) the accounting and financial reporting processes of the entity and audits of the financial statements of the entity."

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, I will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during Year. I noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

There were no significant proposed audit adjustments to the Company's General Ledger.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2019 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for revenue recognition which is always considered significant.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure(s) affecting the financial statements was (were):

None noted. The financial statement disclosures are neutral, consistent, and clear.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or

operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was (were):

None noted

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. I noted no significant unusual transactions during my audit.

I noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions (if any) have been recognized in the financial statements in the proper period.

Related-party Relationships and Transactions

As part of my audit, I evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. I noted no related parties or related-party relationships or transactions that were previously undisclosed to me, significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. My responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of my evaluation and my conclusions to you.

a. There were no misstatements brought to management's attention during the audit.

b. There were no additional adjusting entries proposed by management.

c. There was no bias in the selection and application of accounting principles.

d. There was no bias in accounting estimates and there were no critical accounting estimates that were not fully disclosed.

e. The financial statement disclosures are neutral, consistent, and clear.

f. There were no significant or unusual transactions noted during the audit.

g. The presentation of the financial statements and the related disclosures are in conformity with GAAP.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no misstatements communicated to management during the audit.

There were no significant proposed audit adjustments to the Company's General Ledger.

Note: Uncorrected misstatements or the matters underlying them (if any) could potentially cause future period financial statements to be materially misstated, even though, in my judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, I have provided you a draft of my auditor's report and accompanying financial statements and have discussed it with you.

Exceptions to Exemption Provisions

In connection with my review of the Company's Exemptions Schedule's I, II and III, I did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. I am pleased to report that no disagreements with management arose during the course of my audit.

Difficulties Encountered in Performing the Audit

I encountered no significant difficulties in dealing with management in performing and completing my audit.

Management Representation

I have requested certain representations from management that are included in the management representation letter dated July 17, 2020. This date represents the date that the Company's financial statements, including disclosures were prepared and that management has taken responsibility for them.

A copy of that letter is attached

Management Consultations with Other Independent Accountant

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with me to determine that the consultant has all the relevant facts.

To my knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issue

I generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditor. However, these discussions occurred in the normal course of my professional relationship and my responses were not a condition to my retention.

However, I should bring the following items to your attention:

Bank Statements – Valley National Bank

Operating Account. Copies of all cancelled checks and or wire transfers orders should be kept in a permanent file for a period of not less than three years, the first two years in an accessible place as required pursuant to the General Rules & regulations promulgated under the Securities & Exchange Act of 1934 -

Rule 17a-4 (Records to be preserved by Certain Exchange Members, Brokers and Dealers). All Bank Statements (all accounts) should be downloaded and kept in pdf format in a permanent file.

The Company is in Compliance with this requirement

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents information that accompanies the financial statements. I subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements* (link) . Based on my audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Closing

This information is intended solely for the use of the members of Spencer-Winston Securities Corporation and those charged with governance of the Company and is not intended to be and should not be used by anyone other than these specified parties.

If you feel that there are others within the Company who meet the criteria specified above and to whom this letter should be communicated to, please advise in writing the individual(s) name and position and I will forward a copy of this letter to them.

Sincerely,

Michael T. Remus

Michael T. Remus, CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2019 (MM/DD/YY) AND ENDING 04/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER WINSTON SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 WEST 47TH STREET SUITE 402
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
OSCAR ECHMAN 212-840-0817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL REMUS CPA
(Name – *if individual, state last, first, middle name*)

PO BOX 2555	HAMILTON SQUARE	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, OSCAR ECHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER WINSTON SECURITIES CORP, as of APRIL 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

FRANCES NARDELLA
Notary Public, State of New York
No. 01NA4852805
Qualified in Kings County
Commission Expires Feb. 10, 2022

7/9/20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER - WINSTON SECURITIES CORPORATION
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION APRIL 30, 2020

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Spencer-Winston Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Spencer-Winston Securities Corporation as of April 30, 2020, and the related statements of operations, changes in stockholders equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Spencer-Winston Securities Corporation as of April 30, 2020 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spencer-Winston Securities Corporation's management. My responsibility is to express an opinion on Spencer-Winston Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Spencer-Winston Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Spencer-Winston Securities Corporation's financial statements.

The supplemental information is the responsibility of Spencer-Winston Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Spencer-Winston Securities Corporation's auditor since 2020.

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 17, 2020

SPENCER - WINSTON SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2020

ASSETS

Current Assets:	
Cash	$ 272,628
Receivables from Brokers and Dealers	20,083
Securities Owned at Market Value	129,824
Due From Broker	266,762
Commission Advances	4,471
Prepaid Expenses	1,897
Total Current Assets	695,665
Property and Equipment (Net of Accumulated Depreciation $81,942)	-
Other Assets:	
Security Deposits	25,375
Total Other Assets	25,375
TOTAL ASSETS	$ 721,040

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 94,061
Total Current Liabilities	94,061
Total Liabilities	94,061
Common Stock – No Par Value: 40 Shares Authorized, Issued and Outstanding	400
Additional Paid in Capital	57,616
Retained Earnings	568,963
Total Stockholders' Equity	626,979
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 721,040

See accompanying notes.

SPENCER - WINSTON SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2020

Revenues:	
Commission Income	$ 1,899,163
Interest and Dividend Income	168,748
Other Income	114,365
Trading Income (Loss)	(68,462)
Total Revenues	2,113,814
Expenses:	
Communication and Data Service	16,734
Cost of Services	400,395
Depreciation	328
Employee Benefits	4,655
Occupancy Costs	121,129
Salaries Expense	464,554
Independent Contractor	1,206,123
Other Expenses	61,325
Total Expenses	2,275,243
Net Loss Before Provision for Income Taxes	(161,429)
Provision for Income Taxes	4,566
Net Loss	$ (165,995)

See accompanying notes.

SPENCER - WINSTON SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2020

	COMMON SHARES	STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance					
May 1, 2019	40	$ 400	$ 57,616	$ 734,958	$ 792,974
Net Loss				(165,995)	(165,995)
Ending Balance					
April 30, 2020	40	$ 400	$ 57,616	$ 568,963	$ 626,979

See accompanying notes.

SPENCER - WINSTON SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2020

Cash Flows from Operating Activities:		
Net Loss After Tax	$	(165,995)
Adjustments to Reconcile Net Loss to Net Cash		
Used in Operating Activities:		
Depreciation		328
Unrealized Loss on Investment		82,340
Changes in Assets and Liabilities		
Receivables from Brokers and Deales		4,333
Securities Owned at Market Value		13,790
Due From Broker		(35,830)
Commission Advances		(2,072)
Prepaid Expenses		(1,357)
Accounts Payable and Accrued Expenses		(6,760)
Total Adjustments		54,772
Net Cash Used in Operating Activities		(111,223)
Net Decrease in Cash		(111,223)
Cash - Begininng of the Year		383,851
Cash - End of the Year	$	272,628
Cash Paid During the Year for:		
Income Taxes		1,288
Interest		-
	$	1,288

See accompanying notes.

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer - Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Hilltop Securities Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The books and records of the Company are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to liabilities, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash

Cash consists of a demand deposit account held at a major financial institution and may at times exceed the insurable amount. Management believes it mitigates its risk by investing in a major financial institution and in a fund that is currently U.S. federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

Cash Equivalents

For purposes of the statement of cash flows the Company considers all short term investments purchased with a maturity of three months or less when purchased to be cash equivalents.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements which improve and extend the life of the asset are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains and losses on the disposition, if applicable, are reflected in earnings.

Furniture and fixtures are depreciated over the estimated useful life of the asset, between 5 and 7 years. Computer equipment is depreciated over the estimated useful life of the asset, 5 years.

Income Taxes

The Company files its tax returns for federal, state and city as a C Corporation. In the accompanying financial statements for federal city and state income taxes. For further discussion of income taxes see note 5 below.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and Fixtures	$ 16,754
Computer Equipment	65,188
Total Property and Equipment	81,942
Less: Accumulated Depreciation	(81,942)
Net Property and Equipment	$ -

For the year ended April 30, 2020, depreciation expense was $328.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2020, the Company's net capital was approximately $574,431 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of approximately 0.16 to 1.

NOTE 5 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment gains and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	-	$ 0
Florida	-	995
New York State	-	2,007
New York City Tax	-	1,564
		$ 4,566

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry-forwards at April 30, 2020 total approximately $421,000. Loss carry forwards incurred prior to 2018 will expire on March 31, 2037. Loss carry forwards incurred in years ending after 2017 can be carried forward indefinitely.

NOTE 5 - INCOME TAXES - Continued

The components of the net deferred tax asset as of April 30, 2020 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$88,000
Valuation allowance	(88,000)
Net deferred tax assets	$0

NOTE 6 - LEASES

The Company has taken certain office spaces under cancellable and non-cancelable operating leases. The Company has recorded total rental expense amounting to $121,130 during the current fiscal year ended April 30, 2020 which includes $44,892 in relation to a non-cancellable operating lease expiring on January 31, 2022.

Future minimum rental payments due as of April 30, 2020, are as follows:

For the Year Ending April 30,	
2021	46,239
2022	35,454
Total	$ 81,692

For the year ended April 30, 2020, rent expense was $121,130.

NOTE 7 - RELATED PARTY DISCLOSURES

The disclosures of transactions during the year with the related parties are as follows:

Name of Related party	Nature of Transaction	Relation	Amount (In $)
Oscar Echman	Salary	President	96,000
Vincent Bruno	Compliance Expenses	Chief Compliance officer	87,175

NOTE 8 - FAIR VALUE

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of April 30, 2020, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at April 30, 2020 or during the year then ended.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through July 17, 2020, the date which the financial statements were available to be issued.

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and US markets. The Company, like any other business, is dependent upon functioning supply chains and sustained customer demand for service. While management believes the Company is an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

In May 2020, the Company received a loan which is guaranteed by the U.S. Small Business Administration under the Paycheck Protection Program (PPP) of $80,000. This loan accrues interest at 1% per annum and is due two years from the date that funds were received. Management believes that all or part of this loan will be forgiven in accordance with the terms of the PPP.

Management has evaluated subsequent events occurring after the statement of financial position date through the date of July 17, 2020 which is the date the financial statements were available to be issued. Based on this evaluation, Management has determined that there were no additional subsequent events to report which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of April 30, 2020

Schedule I

SPENCER-WINSTON SECURITIES CORPORATION

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended APRIL 30, 2020

Total stockholder's equity qualified for net capital	$	626,979
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net		-0-
Other assets and receivables		33,310
Net capital before haircuts on securities		593,669
Haircuts on securities		19,238
Net capital	$	574,431
Aggregate indebtedness	$	94,061
Accounts payable and accrued expenses		
Total aggregate indebtedness	$	94,061
Computation ofbasic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	474,431
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	565,025
Ratio of aggregate indebtedness to net capital		0.16 to 1

SPENCER-WINSTON SECURITIES CORPORATION

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED April 30, 2020

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Spencer-Winston Securities Corporation, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of April 30, 2020

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Spencer-Winston Securities Corporation has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended April 30, 2020 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $100,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders
Spencer-Winston Securities Corporation

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Spencer-Winston Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spencer-Winston Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Spencer-Winston Securities Corporation stated that Spencer-Winston Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Spencer-Winston Securities Corporation management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spencer-Winston Securities Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 17, 2020

Spencer Winston Securities Corp.

Member FINRA/SIPC

June 10, 2020

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2020

Dear Sir/Madame:

For the fiscal year ending April 30, 2020 Spencer Winston Securities Corp. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Hilltop Securities Inc."

Spencer Winston Securities Corp. met the exemption provided above for the period ending April 30, 2020.

Sincerely,

Oscar Echman
President

Spencer-Winston Securities Corporation

SIPC Report

For the Year Ended

April 30, 2020

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures

Shareholders: Spencer-Winston Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Spencer-Winston Securities Corp. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Spencer-Winston Securities Corp. for the year ended April 30, 2020, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Spencer-Winston Securities Corp.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2.. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2020, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences, and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC -7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 17, 2020

SPENCER-WINSTON SECURITIES CORPORATION

SIPC General Assessment Reconciliation

April 30, 2020

General Assessment Calculation

Total Revenue	$	2,113,814
Additions		68,462
Deductions		(549,672)
SIPC Net Operating Revenues		1,632,604
Rate		0.0015
General Assessment Due		2,449
Less Payments: SIPC 6		(1,146)
Plus: Interest		-
Remaining Assessment Due		1,303
Paid with SIPC 7		(1,291)
Balance Due	$	12

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 04-30-2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-24995 FINRA APR 08/01/1980
Spencer-Winston Securities Corp.
45 West 47th Street
Suite 402
New York, NY 10036- 2825

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Oscar Echman, 212-840-0817

2. A. General Assessment (item 2e from page 2) $2437

B. Less payment made with SIPC-6 filed (**exclude interest**) (1146)

11/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1291

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1291

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $1291

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spencer Winston Securities Corp.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 29 day of MAY, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 05/01/2019
and ending 04/30/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2120447
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	54150
Total additions	2174597
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	240579
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	244713
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $64379	
Enter the greater of line (i) or (ii)	64379
Total deductions	549671
2d. SIPC Net Operating Revenues	$1624926
2e. General Assessment @ .0015	$2437

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